Federal Agricultural Mortgage Corporation
1999 K Street, N.W., 4th Floor
Washington, D.C. 20006
Phone: (202) 872-7700 Fax: (202) 872-7713

December 31, 2012

VIA EDGAR
Suzanne Hayes
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549

Re:
Federal Agricultural Mortgage Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 15, 2012
Definitive Proxy Statement on Schedule 14A
Filed April 27, 2012
Form 10-Q for Fiscal Quarter Ended September 30, 2012
Filed November 8, 2012
File No. 001-14951

Dear Ms. Hayes:

On behalf of the Federal Agricultural Mortgage Corporation ("Farmer Mac" or the "Corporation"), set forth below are the Corporation's responses to the comments contained in the letter from the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") dated November 26, 2012 (the "Comment Letter") relating to the filings referenced above. As requested, Farmer Mac is providing responses to the specific comments in the Comment Letter and, for some responses, including proposed disclosures that will be included in the Corporation's future periodic filings. The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, the original text of the Staff's comments has been reproduced in bold below, and Farmer Mac's responses and any proposed disclosures immediately follow each comment.

Form 10-K for Fiscal Year Ended December 31, 2011 (the "2011 10-K")

Item 1. Business, page 4

1.
We note your disclosure on page 6 that Farmer Mac II LLC, your subsidiary, issues securities to third parties backed by the USDA-guaranteed portions of certain agricultural, rural development, business and industry, and community facilities loans. We also note your disclosure on pages 50 and 168 that the only part of the Farmer Mac II program you operate involves the issuance of Farmer Mac II Guaranteed Securities to investors other than you or your operating subsidiary. Please clarify for us the role you have in the issuance of Farmer Mac II Guaranteed Securities and the extent to which the subsidiary relies on you to issue these debt securities for their funding.

Response:

In January 2010, Farmer Mac contributed substantially all of the Farmer Mac II business, including in excess of $1.1 billion of assets, to its newly-created subsidiary, Farmer Mac II LLC. The contributed assets consisted primarily of portions of agricultural, rural development, business and industry, and community facility loans guaranteed by the United States Department of Agriculture, which are known as "USDA-guaranteed portions." Also included were $35.0 million of securities backed by USDA-guaranteed portions, which securities are guaranteed as to timely payment of principal and interest by Farmer Mac and are known as "Farmer Mac II Guaranteed Securities." Since January 2010, Farmer Mac II LLC has been the primary operator of the Farmer Mac II line of business, including the purchase of USDA-guaranteed portions and the issuance of securities backed by USDA-guaranteed portions that are not guaranteed by Farmer Mac. On occasion, a customer will seek to obtain a Farmer Mac II Guaranteed Security. To accommodate this type of request, Farmer Mac will purchase one or more USDA-guaranteed portions either from Farmer Mac II LLC or from the customer or another party directly, and issue to the customer a Farmer Mac II Guaranteed Security. This type of security comprises a small portion of the Farmer Mac II line of business, and is only issued at the specific request of a customer. Farmer Mac II Guaranteed Securities are pass-through securities that represent ownership interests in the underlying USDA-guaranteed portions and are not debt securities. Farmer Mac II LLC does not rely upon the issuance by Farmer Mac of Farmer Mac II Guaranteed Securities for any of its funding or continued operations, other than to accommodate specific customer requests. As illustrated in the tables on pages 22-23 of the 2011 10-K, the amount of USDA-guaranteed portions securitized was small relative to the entire Farmer Mac II portfolio.

Farmer Mac will revise its future filings to clarify in the "Business - Farmer Mac II" section the roles of Farmer Mac and its subsidiary Farmer Mac II LLC with respect to the operation of the Farmer Mac II line of business, and also provide additional disclosure describing Farmer Mac's involvement in issuing Farmer Mac II Guaranteed Securities, substantially as set forth below. The proposed disclosure is written as if it were included in the 2011 10-K.

Proposed Disclosure

Prior to January 2010, all USDA-guaranteed portions owned by Farmer Mac were held by Farmer Mac in the form of Farmer Mac II Guaranteed Securities. Since January 2010, nearly all purchases of USDA-guaranteed portions under the Farmer Mac II program have been, and will continue to be, made by Farmer Mac's subsidiary, Farmer Mac II LLC, which operates substantially all of the business related to the Farmer Mac II program. Farmer Mac's sole involvement in the Farmer Mac II line of business occurs only when a customer requests a security that is backed by USDA-guaranteed portions and is also guaranteed as to the timely payment of principal and interest by Farmer Mac. In this circumstance, Farmer Mac may purchase USDA-guaranteed portions, either from Farmer Mac II LLC or another party, and issue a Farmer Mac II Guaranteed Security. Farmer Mac does not guarantee the repayment of the USDA-guaranteed portions (presented as "USDA Guaranteed Securities" on the consolidated balance sheets) held by Farmer Mac II LLC. Farmer Mac II Guaranteed Securities totaled $77.5 million of the $1.5 billion total Farmer Mac II portfolio outstanding as of December 31, 2011.

2.
We note your reference on page 37 to competition from other issuers of GSE debt and in the second bullet point of the second risk factor on page 38 to "competitive pressures." Please revise this section in future filings to describe competitive conditions in your business, such as the markets in which you compete, principal methods of competition, and your competitive position.

Response:

Farmer Mac will revise its future filings to provide additional disclosure describing the competitive conditions in its business, including the markets in which it competes, the principal methods of competition and its competitive position, substantially as set forth below.

Proposed Disclosure

Competition

Farmer Mac is the only Congressionally-chartered corporation established to provide a secondary market for agricultural mortgage loans, rural utilities loans, and USDA-guaranteed portions of loans. However, Farmer Mac does face indirect competition from a variety of sources. Historically, these sources have included other financial institutions that purchase, retain or securitize the types of loans eligible for Farmer Mac's programs, including commercial and investment banks, insurance companies, and other Farm Credit System ("FCS") institutions. Farmer Mac also competes indirectly with originators of eligible loans who would prefer to retain the loans they originate rather than sell them into the secondary market. Farmer Mac is able to compete to acquire eligible loans due to the variety of products it offers and its ability to offer low-cost funding to its customers. This enables Farmer Mac to offer flexible financing options and products designed to meet the variety of needs faced by lending institutions with respect to capital requirements, liquidity, credit risk, and management of sector and geographic concentrations and borrower exposures. However, the relative competitiveness of Farmer Mac's loan rates is affected by other lending institutions that are able to subsidize their rates on the loan products with which Farmer Mac competes by price averaging with other types of loans or by low-return use of equity. Farmer Mac's ability to develop business with lending institutions is also affected by changes in the levels of available capital and liquidity of those institutions, the existence of alternative sources of funding and credit enhancement for those institutions, the rate of growth in the market for eligible loans, and demand for Farmer Mac's products.

Farmer Mac's competitive position is also affected by the willingness of originators to offer for sale in the secondary market loans made to rural borrowers, as well as the types and variety of products offered by Farmer Mac's competitors to meet the needs of Farmer Mac's customer base. Farmer Mac's limits on borrower exposure and loan size, as well as the types of loans that Farmer Mac is authorized to purchase, also affect Farmer Mac's competitive position. Farmer Mac's ability to obtain low-cost funding in the debt markets is essential to its ability to maintain its competitive position with its customers. As a result, competition for debt investors with other debt-issuing institutions, such as the FCS, Federal Home Loan Banks, Fannie Mae and Freddie Mac, and highly-rated financial institutions, can impact the price and volume at which Farmer

Mac issues debt and, consequently, its ability to offer savings to its customers in the form of competitive products.

Item 1A. Risk Factors, page 36

3.
We note your disclosure that this section includes "some of the more important" factors that could materially affect your financial condition and operating results. Please describe any additional risk factors that could materially affect your financial condition and performance and tell us why these risk factors were omitted.

Response:

Farmer Mac does not believe it omitted any additional risk factors in the 2011 10-K that could materially affect Farmer Mac's financial condition and operating results, though the Corporation will consider and include such other risk factors as discussed in this response letter in its future filings. The reference "some of the more important" factors that could materially affect Farmer Mac's financial condition and operating results was inadvertent, and was not intended to suggest that other material risk factors existed that had not been stated. In its future filings, Farmer Mac will delete this reference.

4.	Please include separate risk factors discussing material risks related to the following:

•	The potentially adverse objectives of seeking to fulfill your mission and providing a return on investment to stockholders, mentioned on page 8,

Response:
Farmer Mac does not believe it is necessary to include a separate risk factor regarding the potentially adverse objectives of seeking to fulfill its mission and providing a return on investment to its stockholders for several reasons. The reference on page 8 of the 2011 10-K does not mention, and was not intended to suggest, that Farmer Mac pursues competing or potentially adverse objectives.  The sentence on page 8 referenced by the Staff states in its entirety: "Farmer Mac, as a stockholder-owned, publicly-traded corporation, seeks to fulfill its mission of serving the financing needs of agriculture and rural America while at the same time providing a return on the investment of its stockholders, including those who do not directly participate in the Farmer Mac secondary market." This sentence was included to distinguish Farmer Mac from other federally chartered entities, including other FCS institutions and the Federal Home Loan Banks, which are structured as cooperatives owned exclusively by their member institutions and established to provide services exclusively to their respective members. The intent behind the referenced disclosure on page 8 was to clarify that Farmer Mac has a broad base of stockholders, as compared to certain other federally chartered entities, and that such stockholders are not necessarily the customers of Farmer Mac or participants in the Farmer Mac secondary market.  In its future filings, Farmer Mac will revise the referenced disclosure to the extent it suggests that Farmer Mac pursues conflicting business objectives.

Although other federally chartered entities, specifically Freddie Mac and Fannie Mae, may face risks due to potentially competing objectives resulting from being placed into conservatorship, Farmer Mac does not face the same risks.  As described in their most recent annual reports, both Freddie Mac and Fannie Mae are in conservatorship. As a result, their strategic plans and business objectives are largely directed by their conservator, the Federal Housing Finance Agency ("FHFA"), rather than by the entities themselves. Both

Freddie Mac and Fannie Mae must comply with various obligations and covenants that restrict their business activities set forth in their respective stock purchase agreements with the U.S. Department of the Treasury.  In addition, the corporate governance of these entities has been tailored to meet the goals of the conservatorship.  Specifically, the directors of Freddie Mac and Fannie Mae only have duties to FHFA, and are not obligated to consider the interests of each entity or its stockholders in their decision-making processes, unless specifically directed by FHFA.  Because Freddie Mac and Fannie Mae are now managed with a view toward advancing the goals of the conservatorship, both of these entities may pursue objectives that may not align with the interests of their respective stockholders.  Unlike Freddie Mac and Fannie Mae, Farmer Mac has not been placed into conservatorship, has not entered into an agreement with the U.S. Treasury that limits its business activities, and has a board of directors accountable to Farmer Mac and its stockholders.  Accordingly, Farmer Mac does not believe that it faces a material risk of competing or potentially adverse objectives in seeking to fulfill Farmer Mac's mission and to provide a return on investment to its stockholders.

Farmer Mac believes that the objective of fulfilling its mission of serving the financing needs of agricultural and rural America is consistent with the objective of providing a return on the investment of its stockholders.  Specifically, Section 701 of the Agricultural Credit Act of 1987 provides, in part, that Farmer Mac was created to:

•	provide for a secondary marketing arrangement for agricultural real estate mortgages that meet the underwriting standards of Farmer Mac,

•	increase the availability of long-term credit to farmers and ranchers at stable interest rates,

•	provide greater liquidity and lending capacity in extending credit to farmers and ranchers, and

•	provide an arrangement for new lending to facilitate capital market investments in providing long-term agricultural funding, including funds at fixed rates of interest.

Without further elaborating on these purposes, Congress amended Farmer Mac's charter to add to the types of loans eligible for Farmer Mac's secondary market programs (1) the USDA-guaranteed portion of certain rural loans in 1990 and (2) loans used to finance electrification and telecommunications systems in rural areas in 2008.

In furtherance of the original purposes laid out by Congress and the subsequent expansions of eligible loan types, Farmer Mac provides a secondary market for a variety of loans made to borrowers in agriculture and rural America.  In carrying out this mission, Farmer Mac provides liquidity, lending capacity, and innovative financial tools to the lenders who serve agricultural and rural borrowers, thereby improving the efficiency and competitiveness of agricultural and rural finance. This increases the availability of long-term credit at stable interest rates to America's agricultural and rural communities and provides agricultural and rural borrowers with the benefits of capital markets pricing and product innovation. Specifically, Farmer Mac assumes the credit risk and, for loans and securities retained on its balance sheet, the interest rate risk and prepayment risk on the loans that qualify for its programs by purchasing eligible loans, guaranteeing the timely payment of principal and interest on securities backed by pools of eligible loans, or issuing long-term stand-by purchase commitments ("LTSPCs") to acquire eligible loans.  In connection with these activities, Farmer Mac is compensated through interest income earned on assets held on its balance sheet; guarantee fees earned on securities it guarantees; and commitment fees earned on loans in LTSPCs.  In providing a secondary market for agricultural real estate mortgages, USDA-guaranteed portions of loans and rural utilities loans, Farmer Mac is able to generate earnings, which enhances operating results and the financial condition of Farmer Mac. Thus, Farmer Mac believes that its ability to fulfill its mission is positively correlated with its ability to provide a return on the investment of its stockholders.

•	The small number of business partners that currently provide a significant portion of your business volume, mentioned on page 39, quantifying the small number and significant portion, and

Response:

Set forth below is Farmer Mac's proposed disclosure for a separate risk factor to be included in Farmer Mac's next annual report filed on Form 10-K regarding the small number of business partners that currently provide a significant portion of Farmer Mac's business volume. The proposed disclosure is written as if it were included in the 2011 10-K.

Proposed Disclosure

The loss of business from key business partners or customers could adversely affect Farmer Mac's business and result in a decrease in its revenues and profits.

Farmer Mac's business and ability to generate revenues and profits largely depends upon its ability to purchase eligible loans or place eligible loans under guarantees or LTSPCs. Farmer Mac conducts a significant portion of its business with a small number of business partners. This results in vulnerability as existing receivables pay down or mature and the status and needs of Farmer Mac's business partners evolves. In 2011, ten institutions generated approximately 66.4% of loan purchase volume in the Farmer Mac I program. As of December 31, 2011, approximately 98.8% of the $5.1 billion outstanding principal amount of AgVantage securities were issued by four institutions. Transactions with the National Rural Utilities Cooperative Finance Corporation has represented 100% of business volume under the Farmer Mac Rural Utilities program since the program's inception in May 2008. Thus, Farmer Mac's ability to maintain the current relationships with its business partners or customers and the business generated by those business partners or customers is significant to Farmer Mac's business. Consequently, the loss of business from any one of Farmer Mac's key business partners could negatively impact Farmer Mac's revenues and profitability. Furthermore, Farmer Mac may not be able to replace the loss of business of a key business partner or customer with alternate sources of business due to limitations on the types of assets eligible for Farmer Mac's programs pursuant to its charter, which could adversely affect Farmer Mac's business and result in a decrease in its revenues and profits.

•	Maturing AgVantage securities, mentioned on page 70.

Response:

Set forth below is Farmer Mac's proposed disclosure for a separate risk factor regarding the maturing AgVantage securities to be included in Farmer Mac's next annual report filed on Form 10-K. The proposed disclosure is written as if it were included in the 2011 10-K.

Proposed Disclosure

The failure of an issuer to pay the outstanding principal amount or to issue new AgVantage securities upon the maturity of outstanding AgVantage securities could negatively impact Farmer Mac's liquidity position and income.

As of December 31, 2011, Farmer Mac had $5.1 billion of AgVantage securities outstanding, of which $498.5 million will be maturing in 2012. AgVantage securities are guaranteed by Farmer Mac as to the timely payment of interest and principal. They do not pay down principal based on amortization schedules and instead have fixed maturity dates when the secured general obligation is due. Thus, if the issuer of a maturing AgVantage security defaults and does not pay the outstanding principal amount due upon maturity, then Farmer Mac's liquidity position could be negatively affected because Farmer Mac will be required to obtain funds to pay the holder of the AgVantage security or, for AgVantage securities owned by Farmer Mac, to pay off the debt securities used to fund the purchase of the AgVantage securities. Farmer Mac's income could also be adversely affected if the issuer of a maturing AgVantage security does not issue new AgVantage securities to replace the maturing securities and Farmer Mac does not find alternate sources of business, or if the net interest margin earned by Farmer Mac on new AgVantage securities that replace maturing AgVantage securities is lower than the margin earned on the maturing AgVantage securities.

Farmer Mac is a GSE . . . , page 39

5.
Please revise this risk factor in future filings to describe potential legal or regulatory changes and how these changes could materially affect your business. For example, we note your disclosure of the Farm Bill due to expire in 2012, changes in federal support policy for the renewable energy sector mentioned on page 76, and proposed and final FCA rules mentioned on pages 94-95.

Response:

This risk factor is intended to highlight the risks inherent in being a Congressionally-chartered government-sponsored enterprise ("GSE"). As a GSE, Farmer Mac may be exposed to legislative, regulatory or political risks relating to its continuing status as a GSE. In addition, Farmer Mac's authorities to undertake its business are at the discretion of the U.S. Congress, which can alter Farmer Mac's charter at any time and for any reason. Farmer Mac will revise this risk factor in its future filings to clarify these factors, substantially as set forth below.

Farmer Mac addressed the expiration of the Farm Bill in the risk factor on pages 37-38 of the 2011 10-K titled "Factors affecting the agricultural sector or the rural utilities industry..." under the bullet point "the effects of any changes in federal assistance for agriculture that may affect the level of income for borrowers within one or more industries, including energy policy changes affecting ethanol producers or any decrease in government expenditures on agricultural programs such as support for crop insurance or other disaster recovery programs for agricultural industries." This bullet point is intended to address the risk of diminished borrower repayment capacity in the event that government support programs, including those included in the Farm Bill, are eliminated. If these programs are eliminated, Farmer Mac will assess whether the elimination of these programs rises to the level of posing a material risk to Farmer Mac and, if so, include an appropriately tailored risk factor outlining the specific risks presented. If the situation remains unchanged or if it is too early to assess the impact of such elimination, Farmer Mac will revise the bullet point in this risk factor in its future filings to clarify the particular legislative areas posing the risk. The proposed disclosure is written as if it were included in the 2011 10-K.

Farmer Mac regularly reviews pending regulation that would apply to Farmer Mac to ascertain whether compliance with any such regulation would have a material effect on Farmer Mac's business operations or financial condition. At this time, Farmer Mac does not believe that any pending regulation, including any rules proposed by FCA, would affect Farmer Mac's business operations or financial condition to the extent that investing in Farmer Mac's securities could be construed as "risky" or "speculative" as indicated in Section 503(c) of Regulation S-K. Farmer Mac has discussed these regulatory developments in the appropriate sections of the 2011 10-K because Farmer Mac has determined that these factors are relevant from the perspective of understanding Farmer Mac's business, operations, and financial condition. Farmer Mac will continue to consider applicable regulatory developments and their effect on Farmer Mac's business operations and financial condition, and will include such other risk factors as Farmer Mac determines are necessary to disclose in the context of Section 503(c) of Regulation S-K.

Proposed Disclosure relating to Farmer Mac as a GSE

Farmer Mac is a GSE that may be materially and adversely affected by legislative or political developments that may affect the ongoing operations or continued existence of GSEs.

Farmer Mac is a GSE that is governed by a statutory charter controlled by the U.S. Congress and regulated by government agencies. Although Farmer Mac is not aware of any pending legislative proposals that would adversely affect either the manner in which Farmer Mac conducts its business or the status of Farmer Mac as a GSE at this time, Farmer Mac's ability to effectively conduct its business is subject to risks and uncertainties related to legislative or political developments that may affect the status or operations of GSEs generally. From time to time, legislative initiatives may be commenced that, if successful, could result in the enactment of legislation and/or the promulgation of regulations that could negatively affect the status of Farmer Mac as a GSE or the manner in which Farmer Mac operates. Farmer Mac cannot predict whether any legislative proposals related to the housing GSEs would also address the continued GSE status of Farmer Mac or modify the current operating structure or authorities of Farmer Mac in any material way. Implementation of any such proposal could have a material and adverse effect on Farmer Mac's business, operating results, financial condition and capital levels. See "Government Regulation of Farmer Mac" in Item 1 of this Annual Report on Form 10-K for additional discussion on the rules and regulations governing Farmer Mac's activities.

Proposed Disclosure relating to Ethanol Support/Farm Bill

•
the effects of any changes in federal assistance for ethanol producers, such as the elimination of the tax credit previously available to blenders and the elimination of the import tariff previously applicable to foreign producers, which may affect the level of income of ethanol producers and consequently their repayment capacity on affected loans in Farmer Mac's programs;

•
the effects of any changes in federal assistance for agricultural producers in the current Farm Bill, which expired last year, such as reduced support for crop insurance or other disaster recovery programs, which may affect the level of income of grain, livestock or other affected producers and consequently their repayment capacity on affected loans owned or guaranteed by Farmer Mac;

Farmer Mac Guaranteed Securities . . . , page 39

6.
Please revise this risk factor in future filings to quantify the extent of your exposure to significant contingent liabilities. For example, please revise the last paragraph to quantify the amount of your principal sources of funds for the payment of claims under your guarantees and purchase commitment and the amount of your aggregate contingent liabilities under your guarantees and long-term standby purchase commitments ("LTSPCs"). Please also quantify the portion of fees you set aside as a reserve against losses.

Response:

Farmer Mac will revise its future filings to provide the additional disclosure requested, by revising the last paragraph of this risk factor substantially as set forth below. The proposed disclosure is written as if it were included in the 2011 10-K.

Proposed Disclosure

Farmer Mac's guarantee and purchase commitment obligations to third parties, including Farmer Mac Guaranteed Securities and LTSPCs, are obligations of Farmer Mac only and are not backed by the full faith and credit of the United States, FCA or any other agency or instrumentality of the United States other than Farmer Mac. Farmer Mac's principal sources of funds for the payment of claims under these guarantees and purchase commitments are the liquid assets held by Farmer Mac (including cash and cash equivalents), guarantee and commitment fees, income earned on assets held by Farmer Mac, loan repayments, maturities of AgVantage securities, and proceeds from the issuance of debt securities.  These sources of funds may be substantially less than the amount of Farmer Mac's aggregate contingent liabilities under these guarantees and purchase commitments. As of December 31, 2011, Farmer Mac had $3.4 billion of contingent liabilities related to Farmer Mac Guaranteed Securities and LTSPCs issued to third parties, which represents Farmer Mac's exposure if all loans underlying these guarantees and purchase commitments defaulted and Farmer Mac did not recover any value from the related collateral. As of December 31, 2011, Farmer Mac maintained in its accounts a portion of the fees collected from its guarantee and purchase commitment activities in the amount of $80.5 million to cover payment obligations under these guarantees and purchase commitments. Although Farmer Mac believes that it remains well-collateralized on the assets underlying its guarantee and purchase commitment obligations to third parties and that the estimated probable losses for these obligations remains low relative to the amount maintained for payment of claims on these obligations, Farmer Mac's total contingent liabilities for these obligations exceed the amount it maintains for payment of claims on these obligations. See "Management's Discussion and Analysis - Risk Management - Credit Risk-Loans" for more information on Farmer Mac's management of credit risk.

Farmer Mac is exposed to credit risk . . . , page 40

7.	In future filings, please include a separate risk factor for each type of credit risk and interest rate risk included in this section. As part of your revised disclosure, please address the following:

•
Describe types of loans or segments of your portfolio that have experienced higher loss and collateral deficiency rates and quantify the significance of such loans or segments to your portfolio. For example, we note your disclosure regarding balloon payments, ethanol facility loans, and permanent planting and storage and processing loans on pages 13, 51, 80 and 84.

•
Describe and quantify your credit risk related to financial derivative contracts, including material risks related to collateral requirements. For example, we note your disclosure in Note 6 on pages 132-134.

•
Describe and quantify your interest rate risk related to potential differences in timing in cash flows of interest-earning assets and interest-bearing liabilities. For example, we note your disclosure on pages 86-90.

Response:

Farmer Mac will revise this risk factor in future filings to provide separate risk factors for each type of credit risk and interest rate risk included in that risk factor, substantially as set forth below. The proposed disclosures are written as if they were included in the 2011 10-K. Please note that with respect to the risk factor related to derivative counterparties, Farmer Mac expects that risk to diminish as the Corporation implements clearing of derivatives transactions in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Proposed Disclosures

Farmer Mac is exposed to credit risk on its program assets that could materially and adversely affect its business, operating results, and financial condition.

Farmer Mac's earnings depend significantly on the performance of its program assets and the spread between the interest, guarantee fees, and commitment fees earned on such assets and interest paid on Farmer Mac's obligations and liabilities. Farmer Mac's earnings may be adversely affected by its exposure to credit risk associated with the agricultural mortgage and rural utilities loans that Farmer Mac purchases or commits to purchase or that back Farmer Mac Guaranteed Securities. This risk may increase in the case of loans that have a balloon payment at maturity, if the borrower seeks to refinance but is unable to do so. As of December 31, 2011, 23.1% of the loans in the Farmer Mac I program included balloon payments. In addition, loans to borrowers in industries which have had historically higher delinquency rates relative to Farmer Mac's portfolio may present a higher risk of delinquency in future periods. For example, as of December 31, 2011, loans to borrowers in the permanent plantings and part-time farm categories comprised a combined 24.6% of the Farmer Mac I portfolio (excluding AgVantage securities), but delinquencies in these combined categories comprised 57.3% of the aggregate delinquencies for all commodity categories. As of December 31, 2011, loans to borrowers in the agstorage and processing (including ethanol facilities) category comprised 4.0% of the Farmer Mac I portfolio (excluding AgVantage securities), but cumulative net credit losses for this category comprised 36.6% of the cumulative net credit losses for all categories.

Farmer Mac is exposed to swap counterparty credit risk that could materially and adversely affect its business, operating results, and financial condition.

Farmer Mac relies on interest rate swap contracts and hedging arrangements to effectively manage its interest rate risk. Failure to perform under a derivatives contract by one or more of Farmer Mac's counterparties could disrupt Farmer Mac's hedging operations, particularly if Farmer Mac were entitled to a termination payment under the terms of the contract that it did not receive, or if Farmer Mac were unable to reposition the swap with a new counterparty. Farmer Mac has mitigated its swap counterparty credit risk by contracting only with counterparties that have investment grade credit ratings, establishing and maintaining collateral requirements that are scaled based upon credit ratings, and entering into netting agreements. As of December 31, 2011, Farmer Mac's credit exposure to interest rate swap counterparties was $46.6 million excluding netting arrangements and $4.6 million including netting arrangements.

Farmer Mac is exposed to AgVantage counterparty credit risk that could materially and adversely affect its business, operating results, and financial condition.

Farmer Mac is exposed to credit risk from issuers of AgVantage securities. Each AgVantage security is a general obligation of an issuing institution secured by eligible loans in an amount at least equal to the outstanding principal amount of the security and guaranteed by Farmer Mac. However, most of Farmer Mac's AgVantage exposure is concentrated in a small number of issuers. Farmer Mac mitigates its risk to

AgVantage counterparties by reviewing each institution for which Farmer Mac has AgVantage exposure and requiring those institutions to meet Farmer Mac's standards for creditworthiness. In addition, Farmer Mac requires some level of overcollateralization (between 103% and 150% of the principal amount of the securities issued) for AgVantage securities in the Farmer Mac I program. As of December 31, 2011, nearly 100% of the AgVantage securities outstanding had been issued by five counterparties. A default by any of these counterparties could have a significant adverse effect on Farmer Mac's financial condition.

Farmer Mac is exposed to counterparty credit risk on its investment securities that could materially and adversely affect its business, operating results, and financial condition.

Farmer Mac maintains a liquidity investment portfolio that can be drawn upon for liquidity needs. In addition to cash and cash equivalents (such as U.S. Treasury securities and short-term money market instruments), this portfolio consists of investment securities, including securities guaranteed by U.S. Government agencies and GSEs, GSE-issued preferred stock, and corporate debt obligations. While Farmer Mac regularly reviews concentration limits to ensure that its liquidity investments are appropriately diversified and comply with applicable FCA regulations, Farmer Mac is exposed to credit risk from issuers of the investment securities it holds. For example, as of December 31, 2011, Farmer Mac held, as part of its liquidity investment portfolio, $122.5 million of corporate debt securities, $150.8 million of asset-backed securities principally backed by U.S. Government-guaranteed student loans (including $60.2 million of auction rate certificates), $700.4 million of investment securities guaranteed by GSEs, and $84.9 million of preferred stock issued by GSEs (a majority of which was issued by a single counterparty). A default by multiple issuers of investment securities held by Farmer Mac, or by a single issuer of investment securities in which Farmer Mac is more heavily concentrated, could have an adverse effect on Farmer Mac's financial condition and capital position.

Farmer Mac is exposed to interest rate risk that could materially and adversely affect its business, operating results, and financial condition.

Farmer Mac is subject to interest rate risk due to the possible timing differences in the cash flows of the assets it holds and related liabilities. The ability of borrowers to prepay their loans prior to the scheduled maturities increases the risk of asset and liability cash flow mismatches. In a changing interest rate environment, these cash flow mismatches could reduce Farmer Mac's earnings if assets repay sooner than expected and the resulting cash flows must be reinvested in lower-yielding investments, particularly if Farmer Mac's related funding costs cannot be correspondingly reduced. In addition, if assets repay more slowly than anticipated and the associated debt issued to fund the assets must be reissued at a higher yield, Farmer Mac's earnings could be adversely affected. As of December 31, 2011, of all the program assets held on Farmer Mac's balance sheet, $5.3 billion had a fixed interest rate and $3.2 billion had an adjustable interest rate.

Changes in the value or composition of Farmer Mac's investment securities . . . , page 41

8.
Please revise this risk factor in future filings to provide more specific disclosure regarding investment securities that present additional uncertainty or risks, such as your auction rate certificates and your GSE subordinated debt.

Response:

Farmer Mac will revise this risk factor in future filings to provide more specific disclosure regarding investment securities that present additional uncertainty or risks, such as Farmer Mac's auction rate certificates and GSE subordinated debt, substantially as set forth below. The proposed disclosure is written as if it were included in the 2011 10-K.

Proposed Disclosure

Changes in the value or composition of Farmer Mac's investment securities could adversely affect the
Corporation's business, operating results, financial condition and capital levels.

Deterioration in financial or credit market conditions could reduce the fair value of Farmer Mac's investment securities, particularly those securities that are less liquid and more subject to market variability. Some securities owned by Farmer Mac, including auction rate certificates and GSE subordinated debt, do not have well-established secondary trading markets. Farmer Mac relies on market observations to determine the fair value of its investment securities, though the market data could fail to provide actionable results. The market value of some securities, particularly auction rate certificates, materially depends on the amounts and timing of the expected cash flows, which may be highly uncertain. Therefore, a change in the amounts or timing of cash flows could materially alter the market price of those securities. Subsequent valuations of these and other investment securities, in light of factors then prevailing, may result in significant changes in the value of the Corporation's investment securities. The current market values for the auction rate certificates and GSE subordinated debt are significantly below their estimated net realizable values due to widening credit spreads after purchase. Farmer Mac relies on internal models and market observations to estimate the net realizable value of its investment securities and determine whether a loss exists. Incorrect estimates or assumptions used in those models could adversely affect reported income during the reporting period. If Farmer Mac decides to sell these or any other securities in its investment portfolio, the price ultimately realized will depend on the demand and liquidity in the market at the time of sale. Farmer Mac's inability to sell the securities in its investment portfolio at or above their estimated fair value could adversely affect the Corporation's business, operating results, financial condition and capital levels.

Changes in interest rates . . . , page 41

9.
We note your disclosure in this section that changes in the fair value of financial derivatives result in the possibility of volatile earnings under GAAP. We also note your disclosure on page 58 that changes in the fair value of financial derivatives and trading assets "have historically contributed significant volatility" to your periodic GAAP earnings as well as the significant impact of fair value changes of financial derivatives on your net income in the last three years. Please revise this risk factor in future filings to provide more specific disclosure regarding the impact of changes in interest rates or the changes in fair value of your financial instruments on your results of operations.

Response:

Farmer Mac will revise this risk factor in future filings to include more specific disclosure regarding the impact of changes in interest rates or the changes in fair value of its financial instruments on Farmer Mac's results of operations, substantially as described below (absent any future material developments that would affect the disclosure). Please note that effective July 1, 2012, Farmer Mac designated $950.0 million notional amount of interest rate swaps in fair value hedge relationships. These interest rate swaps are used to hedge against the risk of changes in fair values of certain fixed rate AgVantage securities due to changes in the designated benchmark interest rate (LIBOR). Beginning in third quarter 2012, Farmer Mac recorded in earnings offsetting fair value adjustments on the hedged items attributable to the risk being hedged. The use of hedge accounting for future reporting periods may affect Farmer Mac's assessment of the risks described in the proposed disclosure for future filings. The proposed disclosure is written as if it were included in the 2011 10-K, though Farmer Mac will modify this risk factor in its next annual report filed on Form 10-K to reflect the developments mentioned in this paragraph.

Proposed Disclosure

Changes in interest rates or Farmer Mac's ability to manage interest rate risk successfully may cause volatility in financial results and capital levels and adversely affect net interest income and increase interest rate risk.

Farmer Mac enters into financial derivatives transactions to hedge interest rate risks inherent in its business and applies fair value accounting to its financial derivatives transactions. Although Farmer Mac's financial derivatives provide effective economic hedges of interest rate risk, accounting guidance requires changes in the fair values of financial derivatives to be reflected in net income, resulting in the possibility of volatile earnings under GAAP. As interest rates increase or decrease, the fair value of Farmer Mac's derivatives changes based on the position Farmer Mac holds relative to the specific characteristics of the derivative. For example, Farmer Mac recorded a $92.6 million GAAP net loss on financial derivatives in 2011 primarily as a result of a sharp decrease in interest rates during the year. Another consequence of the changes in the fair values of financial derivatives being accounted for in earnings is the resulting effect on Farmer Mac's regulatory core capital that is available to meet the Corporation's statutory minimum capital requirement. Adverse changes in the fair values of Farmer Mac's financial derivatives would reduce the amount of core capital available to meet this requirement, which could result in regulatory enforcement action against Farmer Mac if it were unable to meet the requirement.

Item 7. Management's Discussion and Analysis of Financial Condition . . . , page 50

Business Volume, page 67

10.
We note your disclosure on page 68 regarding the weighted-average remaining term to maturity of certain loans. In an effort to provide greater transparency on your loan portfolio and related risks, please revise your future filings to present a maturities table for all loans and loans held in consolidated trusts as of period end. Segregate the disclosure by loans due: (1) in one year or less, (2) in one through five years, and (3) after five years.

Response:

Farmer Mac considered the Staff's comments regarding a contractual maturity disclosure for its loan portfolio and proposes that, due to the amortizing nature of its loans, presenting a "run-off" table based on scheduled principal amortization of loans held, loans underlying Farmer Mac Guaranteed Securities and LTSPCs, and USDA Guaranteed Securities would provide more meaningful information to the readers of its financial statements. This disclosure would supplement the existing disclosure of AgVantage Securities by contractual maturity and provide more comprehensive information about Farmer Mac's outstanding program volume. In future filings, Farmer Mac proposes to include the following table. Amounts reflect the pro forma year-end 2012 disclosure based on September 30, 2012 unpaid principal balances.

Scheduled Principal Amortization of Loans Held, Loans Underlying Farmer Mac Guaranteed Securities and LTSPCs, and USDA Guaranteed Securities

	Loans Held	Loans Underlying Farmer Mac I Guaranteed Securities and LTSPCs	Loans Underlying Farmer Mac II and USDA Guaranteed Securities	Total
	(in thousands)
2013	$138,455	$267,148	$107,744	$513,347
2014	150,477	245,581	128,082	524,140
2015	113,215	216,084	160,303	489,602
2016	113,266	214,761	142,774	470,801
2017	115,468	199,640	93,478	408,586
Thereafter	1,715,132	1,814,275	824,133	4,353,540
Total	$2,346,013	$2,957,489	$1,456,514	$6,760,016

Risk Management, page 77

11.
We note your disclosures that you can require a seller to cure, replace, or repurchase a loan sold or transferred to you for breach of a representation or warranty. We also note that central servicers are responsible to you for serious errors in the servicing of mortgage loans. Please tell us and revise your future filings to disclose whether you have required a seller to cure or repurchase a loan for breach of a representation or warranty and if so, the total unpaid principal balances of those loans. Revise to disclose in your future filings what rights or remedies you have from servicers for serious errors in the servicing of loans and the extent to which a significant amount of servicing errors were noted in the last three years.

Response:

Farmer Mac has not required a seller to cure or repurchase a loan purchased by Farmer Mac for breach of a representation or warranty in the last three years. Farmer Mac will revise its future filings to disclose whether it has required a seller to cure or repurchase a loan purchased by Farmer Mac for breach of a representation or warranty in the last three years, substantially as set forth below. Farmer Mac will also revise its future filings to disclose the rights and remedies it has with respect to servicers of loans held or guaranteed by Farmer Mac for serious errors in the servicing of such loans and the extent to which a significant amount of such errors were noted in the last three years, substantially as set forth below. The proposed disclosure is written as if it were included in the 2011 10-K.

Proposed Disclosure

Farmer Mac has not required a seller to cure or repurchase a loan purchased by Farmer Mac for breach of a representation or warranty in the last three years.

If a central servicer materially breaches the terms of its servicing agreement with Farmer Mac, such as failing to forward payments received or releasing collateral without Farmer Mac's consent, or experiences insolvency or bankruptcy, Farmer Mac has the right to terminate the servicing relationship for a particular loan or the entire portfolio serviced by the central servicer. In addition, Farmer Mac can proceed against the central servicer in arbitration or exercise any remedies available to it under law. In the last three years, Farmer Mac has not exercised any remedies or taken any formal action against any central servicers of the loans included in Farmer Mac's programs.

Interest Rate Risk, page 86

12.
We note that you use both market value of equity (MVE) and net interest income (NII) to measure your interest rate risk over various time horizons. Please address the following in your future filings with respect to your use of these models:

•	Disclose how you selected the basis points (bp) "parallel" shifts for both your MVE and NII models, and address why your MVE range is wider than the one used for NII.

Response:

Farmer Mac uses a number of metrics to quantify its interest rate risk, including market value of equity ("MVE") and net interest income ("NII") sensitivity. Because it provides a comprehensive evaluation of the Corporation's long-term interest risk exposure, management focuses more closely on the MVE metrics. As a result, MVE sensitivity previously has been addressed more prominently and in more detail in Farmer Mac's quarterly and annual disclosures. After consideration of the Staff's comment and a review of the interest rate risk disclosures of other financial institutions, Farmer Mac believes that disclosing MVE and NII sensitivity consistently at shock scenarios of +100 basis points and -25 basis points would provide more useful disclosure of Farmer Mac's interest rate sensitivity. This proposed presentation may also eliminate the potential for confusion related to the presentation of more extreme and very unlikely scenarios, as illustrated by the Staff's comment below related to the somewhat counterintuitive results for MVE sensitivity at shocks of +200 basis points and +300 basis points. Farmer Mac will revise in future filings its disclosure of interest rate risk measures so that MVE and NII sensitivity statistics are provided for consistent shock scenarios, substantially as set forth below. The proposed disclosure is written as if it were included in the 2011 10-K.

Proposed Disclosure

The following schedules summarize the results of Farmer Mac's MVE and NII sensitivity analyses as of December 31, 2011 and 2010 to an immediate and instantaneous uniform or "parallel" shift in the yield curve:

Percentage Change in MVE from Base Case
Interest Rate Scenario        December 31, 2011         December 31, 2010
+100 basis points              2.9%                  2.6%
-25 basis points             (1.7)%                 (1.2)%

Percentage Change in NII from Base Case
Interest Rate Scenario        December 31, 2011         December 31, 2010
+100 basis points             (6.4)%                 (5.5)%
-25 basis points             (7.3)%                 (2.6)%

•	With respect to your MVE model, explain how a positive interest rate scenario of +300 bp results in a negative percentage change in your MVE, yet a +200 bp results in a positive percentage change.

Response:
As of December 31, 2011, Farmer Mac's MVE had limited sensitivity to rising interest rate scenarios. At that time, the duration of the Corporation's liabilities was slightly longer than that of its assets. Therefore, sensitivity to small interest rate movements of these liabilities was slightly greater than that of the assets. In a rising rate environment, the market value of these liabilities will decrease by a larger amount than that of the assets, producing a small increase in MVE. However, as interest rates increase, the convexity of Farmer Mac's mortgage assets becomes less negative, and under larger interest rate increases these assets become positively convex. As a result, MVE increases at decreasing rates for incrementally more extreme positive interest rate shock scenarios, and MVE sensitivity eventually becomes negative under an up 300 basis point rate scenario. This dynamic produces MVE sensitivity that is positive under an up 100 basis point rate movement, positive, but slightly less so, under an up 200 basis point rate movement, and slightly negative under an up 300 basis point rate movement. In future filings, Farmer Mac will provide appropriate explanation of any unusual trends in its interest rate sensitivity metrics, similar to the preceding discussion.

•	Discuss for your NII model why you chose to measure the impact of a 100 bp increase but only a 25 bp decrease.

Response:

In future filings, Farmer Mac will include additional disclosure of its interest rate risk metrics, substantially as set forth below.

Proposed Disclosure

Farmer Mac's policies and procedures prescribe the measurement of MVE and NII sensitivity to more severe decreasing interest rate scenarios that are consistent in magnitude with the increasing interest rate scenarios. However, given the persistent low interest rate environment, such rate scenarios produce negative interest rates, and, as a result, do not produce results that are meaningful. Consequently, Farmer Mac measures and reports MVE and NII sensitivity to a down 25 basis point interest rate shock.

•
In order to increase the transparency of your disclosure, please provide qualitative sensitivity disclosures as to the factors that drive a positive sensitivity amount versus a negative amount for MVE, NII, and duration gap. For example, discuss whether the result is affected by when your fixed rate assets exceed your fixed rate liabilities, or other factors.

Response:

Farmer Mac will provide additional qualitative discussion of its interest rate sensitivity analysis in future filings, substantially as set forth below.

Proposed Disclosure

Farmer Mac's investments in its program assets expose the Corporation to interest rate risk arising primarily from uncertainty as to when the borrowers will repay the outstanding principal balance on the related loans.

Generally, the values of Farmer Mac's program assets, and the debt issued to fund these assets, increase when interest rates decline, and their values decrease as interest rates rise. Furthermore, changes in interest rates may affect loan prepayment rates which may, in turn, affect durations and values of the loans. Declining interest rates generally increase prepayment rates, which shortens the duration of these assets, while rising interest rates tend to slow loan prepayments, thereby extending the duration of the loans.

A positive duration gap denotes that the duration of Farmer Mac's assets is greater than the duration of its liabilities. A positive duration gap indicates that the market value of the Corporation's assets is more sensitive to small interest rate movements than is the market value of its liabilities. Conversely, a negative duration gap indicates that Farmer Mac's assets are less sensitive to small interest rate movements than are the liabilities.

Farmer Mac's net interest income is the difference between the yield on its interest-earning assets and its funding costs. The Corporation's NII may be affected by changes in market interest rates resulting from timing differences between maturities and repricing characteristics of assets and liabilities. The direction and magnitude of any such effect depends on the direction and magnitude of the change in interest rates as well as the composition of Farmer Mac's book of business.

•
Provide additional context as to how investors should review the outputs of these models and elaborate on the purpose of each model given the differences in the outputs of each model under the various interest rate scenarios.

Response:

In future filings, Farmer Mac will provide additional explanation of its interest rate risk management, substantially as set forth below.

Proposed Disclosure

Farmer Mas uses a variety of metrics to quantify and manage its interest rate risk. These metrics include sensitivity to interest rate movements of market value of equity ("MVE") and net interest income ("NII") as well as duration gap analysis. MVE represents management's estimate of the present value of all future cash flows from on- and off-balance sheet assets, liabilities and financial derivatives, discounted at current interest rates and appropriate spreads. However, MVE is not indicative of the market value of Farmer Mac as a going concern because these market values are theoretical and do not reflect future new business activities. MVE sensitivity analysis is used to measure the degree to which the market values of the Corporation's assets and liabilities change for a given change in interest rates. Because this analysis evaluates the impact of interest rate movements on the value of all future cash flows, this measure provides an evaluation of Farmer Mac's long-term interest rate risk. The NII forecast, on the other hand, represents an estimate of the net interest income that the Corporation's current book of business is expected to produce over a twelve month horizon. As a result, NII sensitivity statistics provide a shorter-term view of Farmer Mac's interest rate sensitivity.

Duration is a measure of a financial instrument's sensitivity to small changes in interest rates. Duration gap is the difference between the estimated durations of Farmer Mac's assets and liabilities. Because duration is a measure of market value sensitivity, duration gap summarizes the extent to which estimated market value sensitivities for assets and liabilities are matched. Duration gap provides a relatively concise measure of the interest rate risk inherent in the Corporation's book of business.

Each of the metrics is produced using asset/liability models and is derived on the basis of management's best estimates of such factors as projected interest rates, interest rate volatility, and prepayment speeds.

Accordingly, these data should be understood as estimates rather than precise measurements. In addition, actual results may differ to the extent there are material changes to Farmer Mac's book of business or changes in strategies undertaken to mitigate unfavorable sensitivities to interest rate changes.

Item 8. Financial Statements, page 97

Notes to Consolidated Financial Statements, page 105

Note 2. Summary of Significant Accounting Policies, page 106

(j) Allowance for Losses, page 112

13.	Please revise your future filings to disclose your charge-off policy, including under what circumstances and at what point you would record a charge-off in accordance with ASC 310-10-50-11B(b).

Response:

In future filings, Farmer Mac will include the proposed disclosure regarding its charge-off policy, substantially as set forth below.

Proposed Disclosure

Charge-offs

Farmer Mac records a charge-off against the allowance for losses principally when a loss has been confirmed through the receipt of assets, generally the underlying collateral, in full satisfaction of the loan. The loss equals the excess of the recorded investment in the loan over the fair value of the collateral less estimated selling costs. Potential cash inflows from representation and warranty claims are not taken into consideration when calculating charge-offs but are recorded into income when received.

Specific Allowance for Impaired Loans, page 114

14.
You disclose that for a portion of your impaired assets you do not receive an updated valuation to measure impairment and instead the analysis is performed in the aggregate in consideration of the similar risk characteristics of the assets and historical statistics. Please tell us and disclose in future filings the percentage of impaired assets as of December 31, 2011 and September 30, 2012 for which you measured impairment based on this method. Also, clarify why you could not or did not use one of the impairment methods defined in ASC 310-10-35-22 and instead relied on a model similar to your general allowance.

Response:

In determining an appropriate impairment method, Farmer Mac considered the guidance in ASC 310-10-35-20, which states: "Measuring impairment of a loan requires judgment and estimates, and the eventual outcomes may differ from those estimates. Creditors shall have latitude to develop measurement methods that are practical in their circumstances."

Farmer Mac does not obtain updated valuation information for all loans identified as impaired at each reporting period end date because obtaining third-party appraisals for the underlying properties that secure Farmer Mac I loans generally takes an extended period of time and may be cost prohibitive. Accordingly, Farmer Mac uses judgment in determining the practicality of obtaining updated appraisal information.

In the absence of updated appraisal information, Farmer Mac believes that an impairment methodology that utilizes its internal loan classification system in conjunction with Farmer Mac's historical loss experience provides a better indication of the credit losses inherent in these assets as of the balance sheet date than other valuation approaches, such as a discounted cash flow approach.

In future filings, Farmer Mac will supplement its existing disclosure by adding the proposed language substantially as set forth below.

Proposed Disclosure

Farmer Mac believes this methodology that utilizes loan classification scores and historical loss experience is a better indication of impairment for these collateral-dependent loans than other valuation methods. The percentage of impaired loans as of September 30, 2012 and December 31, 2011 for which the impairment analysis was performed in the aggregate in consideration of similar risk characteristics of the assets and historical statistics was 59.7% and 46.0%, respectively.

(q) Consolidation of Variable Interest Entities, page 117

15.
You state on page 118 that the ability to make decisions regarding default mitigation for a VIE represents evidence of power and that the entity with the power to make decisions over the default mitigation activities of the trusts would be the primary beneficiary. We also note that you determined you were not the primary beneficiary for certain securitization trusts created when loans subject to LTSPCs were converted to Farmer Mac I Guaranteed Securities because you shared the decision making power regarding default mitigation with unrelated parties. Please address the following:

•	Clarify to us and in your future filings which of your VIEs, Farmer Mac I, Rural Utilities, etc., that you did not consolidate because you determined that you shared power with unrelated parties.

Response:

See the proposed table in the response to Comment 17 for Farmer Mac's proposed tabular disclosure of variable interest entities ("VIEs") and accompanying footnotes that disclose the amount of unconsolidated VIEs where Farmer Mac determined it was not the primary beneficiary due to shared power with unrelated parties over the activities of the trust that most significantly impact the economic performance of the entity.

•
Tell us if there are differences in the terms of the trusts, other than whether the power is shared with unrelated or related parties, for these VIEs compared to those consolidated. If so, describe the other differences.

Response:

The provisions in the Master Participation and Servicing Agreement regarding default mitigation are the same for all VIEs related to conversions of loans subject to LTSPCs. As noted in the response below regarding our primary beneficiary analysis, Farmer Mac determined that the nature of the activities related to the shared power, i.e., default mitigation, is the same and that Farmer Mac is the primary beneficiary only if the shared power is with a related party. In future filings, Farmer Mac will clarify the nature of the shared power provisions in these agreements by including the proposed disclosure substantially as set forth below.

Proposed Disclosure

For certain securitization trusts created when loans subject to LTSPCs were converted to Farmer Mac I Guaranteed Securities, Farmer Mac determined that it was not the primary beneficiary since the power to make decisions regarding default mitigation was shared among unrelated parties. For these trusts, the shared power provisions are substantive with respect to decision-making power and relate to the same activity (i.e., default mitigation). For similar securitization transactions where the power to make decisions regarding default mitigation was shared with a related party, Farmer Mac determined that it was the primary beneficiary because the applicable accounting guidance does not permit parties within a related party group to conclude that the power is shared.

•
Provide us with your primary beneficiary analysis for these VIEs under ASC 810-10-25-38. Specifically, explain in greater detail how the decision-making related to default mitigation is shared and whether the nature of the activities related to the shared power are the same.

Response:

Farmer Mac's approach in determining whether an entity should be consolidated begins with identifying the variable interest holders in the VIE, analyzing the activities of the VIE that affect the economic performance of the entity and then determining which variable interest holder has the power to direct the activities of the VIE that potentially have the most significant impact on the economic performance of the entity.

Determination of Primary Beneficiary (excerpted from Farmer Mac's Accounting Policy documentation related to consolidations and the implementation of Financial Accounting Standard No. 167)
The variable interest holders in the trust are the holders of beneficial interests (i.e., the investors), the primary servicer and Farmer Mac (the "Transferee"). The fees paid to the primary servicer do not represent a variable interest, unless the servicer or a related party is also the investor, because they are customary, commensurate compensation for the level of effort required to perform the services, and are insignificant relative to the total economic performance of the trust assets.

An enterprise must identify which activities most significantly impact the entity's economic performance and determine whether it has the power to direct those activities. The economic performance of the entity is most significantly impacted by the performance of its underlying assets. Section 3.02 of the Master Participation and Servicing Agreement states:

"Upon the occurrence of any event of default under an Underlying Loan, or upon declaring an Underlying Loan to be in Distress, the Seller/Servicer and the Transferee shall consult among themselves as to a mutually agreed upon course of action to pursue in order to collect the amounts then owed under such Underlying Loan. In the event of a disagreement as to the appropriate course of action in a given instance, the Seller/Servicer and the Transferee will continue to negotiate until an agreement is reached. If after good faith attempts to negotiate a course of action the parties are still unable to agree, the Seller/Servicer and the Transferee shall submit the dispute to binding arbitration."

Because the ability to direct default mitigation has the most significant impact on the economic performance of the trust, the language in Section 3.02 indicates that this is a shared power, with neither party having majority decision authority. The primary servicer is required to perform its normal servicing function consistent with Farmer Mac's Master Central Servicing Agreement and Seller/Servicer Guide; however, those functions are basically administrative in nature and do not have a significant impact on the trust's economic performance. In addition, Farmer Mac does not have any implicit powers that would override the contract provisions of Section 3.02; nor has Farmer Mac exerted any power where no contractual provisions existed or in contravention of any contractual provision. The investors have no voting rights and, thus, no power to direct the activities that most significantly impact the entity's economic performance.

Prepayment risk is also a risk that the entity was designed to create and pass through. However, no variable interest holder has the power to direct activities related to such risk.

Under FAS 167, power is considered shared if (1) two or more unrelated parties have power to direct the significant activities of the trust; and (2) all decisions about those activities require the consent of each of the parties sharing power. In these circumstances, no consolidation is required. Because of the shared power arrangement for conducting loss mitigation, which is the activity that most significantly affects the economic performance of the trust, and the fact that all other relevant activities are administrative in nature, Farmer Mac believes that no party would consolidate the LTSPC swap trusts when these conditions are met.

In the case of certain LTSPC swap trusts, the primary servicer is a related party of Farmer Mac. FAS 167 defines related parties as those identified in ASC 850-10 and certain other parties that are acting in a "de facto agency" capacity with the variable interest holder. Farmer Mac considers an entity to be a related party under ASC 850-10 primarily if a member of the entity's management serves on Farmer Mac's board of directors or the entity owns more than 5% of Farmer Mac's voting stock. Farmer Mac has determined the LTSPC swap counterparties are not de facto agents. Because shared power can only exist if it is between two unrelated parties, in those cases where the primary servicer is a related party, Farmer Mac must view the variable interests of the related party as its own interests when determining the primary beneficiary. As a related party group, the party most closely associated with the VIE is the primary beneficiary. Because of Farmer Mac's guaranty, it would be considered most closely associated with the VIE and, therefore, would consolidate the trust.

Farmer Mac will reassess the related party relationships for LTSPC swaps on a quarterly basis to determine whether the shared power between unrelated parties (i.e., nonconsolidation) are applicable, or whether Farmer Mac will consolidate the trust as the member of the related party group that is most closely associated with the trust.

16.
We note your disclosure that for Farmer Mac II trusts you are not the primary beneficiary and therefore do not consolidate these trusts because you do not have the decision-making power over default mitigation activities. Please clarify in your future filings the entity that has the decision-making power over default mitigation activities for these trusts and whether the terms of the trusts include a trigger that would transfer the power to you.

Response:

In future filings, Farmer Mac will include the information proposed below in its disclosures regarding VIEs.

Proposed Disclosure

Based on the USDA's program authority over the servicing and default mitigation activities of the USDA guaranteed portions of loans, Farmer Mac believes the USDA has the power to direct the activities that most significantly impact the trust's economic performance. Farmer Mac does not have exposure to losses that could be significant to the trust and there are no triggers that would result in Farmer Mac superseding the USDA's authority with regard to directing the activities of the trust.

17.	We were unable to locate all your VIE disclosures required by ASC 810-10-50. Please provide the following disclosures in your future filings:

•	Provide the carrying amount and classification by type of all VIE's assets and liabilities in the Consolidated Balance Sheet that are consolidated in accordance with ASC 810.

•
For VIEs that you are not primary beneficiary, but hold a variable interest, like AgVantage trusts, provide tabular comparison of the carrying amounts and classification of the assets and liabilities in the Consolidated Balance Sheet that relate to your variable interest in the VIE and your maximum exposure to loss. Refer to ASC 810-10-50-4.

•	Last, present these disclosures by program in an effort to align these disclosures with your description of each Program beginning on page 5 and in the table on page 10.

Response:

In future filings, Farmer Mac will include the proposed disclosures regarding its interests in VIEs, substantially as set forth below.

Proposed Disclosure

Consolidation of Variable Interest Entities
	September 30, 2012
	Farmer Mac I		Farmer Mac II	Rural Utilities	Investments	Total
	(in thousands)
On-Balance Sheet:
Consolidated VIEs:
Loans held for investment in consolidated trusts, at amortized cost	$163,129		$—	$405,178	$—	$568,307
Debt securities of consolidated trusts held by third parties	163,909		—	—	—	163,909

Unconsolidated VIEs:
Farmer Mac Guaranteed Securities
Carrying value	31,460		29,975	—	—	61,435
Maximum exposure to loss	30,000		28,957	—	—	58,957
Investment securities
Carrying value	—		—	—	764,227	764,227
Maximum exposure to loss	—		—	—	778,722	778,722

Off-Balance Sheet:
Unconsolidated VIEs:
Farmer Mac Guaranteed Securities
Maximum exposure to loss	1,945,720	(1)	33,294	—	—	1,979,014

(1) Of this amount, $975.7 million relates to unconsolidated trusts where Farmer Mac determined it was not the primary beneficiary due to shared power with an unrelated party.

	December 31, 2011
	Farmer Mac I		Farmer Mac II	Rural Utilities	Investments	Total
	(in thousands)
On-Balance Sheet:
Consolidated VIEs:
Loans held for investment in consolidated trusts, at amortized cost	$696,735		$—	$424,824	$—	$1,121,559
Debt securities of consolidated trusts held by third parties	701,583		—	—	—	701,583

Unconsolidated VIEs:
Farmer Mac Guaranteed Securities
Carrying value	30,964		35,599	—	—	66,563
Maximum exposure to loss	30,000		35,410	—	—	65,410
Investment securities
Carrying value	—		—	—	771,162	771,162
Maximum exposure to loss	—		—	—	788,381	788,381

Off-Balance Sheet:
Unconsolidated VIEs:
Farmer Mac Guaranteed Securities
Maximum exposure to loss	1,591,871	(1)	42,088	—	—	1,633,959

(1) Of this amount, $621.9 million relates to unconsolidated trusts where Farmer Mac determined it was not the primary beneficiary due to shared power with an unrelated party.

Note 6. Financial Derivatives, page 132

18.
Tell us whether you have derivative instruments with credit-risk-related contingent features. If so, please revise your future filings to include the disclosures required by ASC 815-10-50-4H related to these derivative instruments.

Response:

Farmer Mac's disclosures related to exposure to credit risk in its derivative instruments (2011 10-K, page 132) state:

"Credit risk is the risk that a counterparty will fail to perform according to the terms of a financial contract in which Farmer Mac has an unrealized gain. Credit losses could occur in the event of non-performance of counterparties to the financial derivative contracts. Farmer Mac mitigates this counterparty credit risk by contracting only with counterparties that have investment grade credit ratings (i.e., at least BBB), establishing and maintaining collateral requirements based upon credit ratings and entering into netting agreements. Netting agreements provide for the calculation of the net amount of all receivables and payables under all transactions covered by the netting agreement between Farmer Mac and a single counterparty. Farmer Mac's exposure to credit risk related to its financial derivatives is represented by those counterparties for which Farmer Mac has a net receivable, including the effect of any netting arrangements. As of December 31, 2011 and 2010, Farmer Mac's credit exposure to interest rate swap counterparties, excluding netting arrangements, was $46.6 million and $48.0 million, respectively; however, including netting arrangements, Farmer Mac's credit exposure was $4.6 million and $12.4 million as of December 31, 2011 and 2010, respectively. As of December 31, 2011 and 2010, there were no financial derivatives in a net payable position where Farmer Mac was required to pledge collateral which the counterparty had the right to sell or repledge."

And on pages 133-134, "In the normal course of business, collateral requirements contained in Farmer Mac's derivative contracts are enforced by Farmer Mac and its counterparties. Upon enforcement of the collateral requirements, the amount of collateral posted is typically based on the net fair value of all derivative contracts with the counterparty, i.e., derivative assets net of derivative liabilities at the counterparty level. If Farmer Mac were to be in violation of certain provisions of the derivative contracts, the related counterparty could request payment or full collateralization on the derivative contracts. As of December 31, 2011, the fair value of Farmer Mac's derivatives in a net liability position at the counterparty level, which includes accrued interest but excludes any adjustment for nonperformance risk, was $140.5 million. As of December 31, 2011, Farmer Mac posted cash of $12.8 million and investment securities that the counterparty does not have the ability to sell or repledge with a fair value of $26.1 million as collateral for its derivatives in net liability positions. Farmer Mac records posted cash as a reduction in the outstanding balance of cash and cash equivalents and an increase in the balance of prepaid expenses and other assets. The investment securities posted as collateral are included in the investment securities balances on the consolidated balance sheets. If Farmer Mac had breached certain provisions of the derivative contracts as of December 31, 2011, it could have been required to settle its obligations under the agreements or post additional collateral of $101.7 million."

In consideration of the Staff's comments, Farmer Mac believes that consolidating both of these disclosures within the "Credit Risk" discussion of the financial derivatives footnote would improve Farmer Mac's disclosures under ASC 815-10-50-4H. Additionally, Farmer Mac will amend its disclosures in future filings to better describe the circumstances in which credit-risk-related contingent features could be triggered in derivative instruments that are in a net liability position at the end of the reporting period. Accordingly, Farmer Mac proposes to replace this sentence: "If Farmer Mac were to be in violation of certain provisions of the derivative contracts, the related counterparty could request payment or full collateralization on the derivative contracts" with the following language:

"If an event of default were to occur with respect to Farmer Mac under the derivative contracts, such as the failure to pay amounts when due, any other material breach of the agreements that remains unremedied, a material default under another of Farmer Mac's credit agreements, or bankruptcy, insolvency or receivership, the related counterparty could request payment or full collateralization on the derivative contracts.  In addition, if Farmer Mac ceases to be a federally chartered instrumentality of the United States, the related counterparty could request full collateralization on the derivative contracts."

Note 8. Allowance for Losses and Concentrations of Credit Risk, page 137

19.
We note loans held and underlying LTSPCs and Farmer Mac Guaranteed Securities on page 138 totaled $4.3 billion and that you consistently provide your credit quality disclosures for the entire portfolio. We also note your on-balance sheet loans and securities on page 10 total $8.5 billion, of which $2.9 billion relates to loans and loans held in trusts. And your gross loans held for investment on the Consolidated Balance Sheet total $2.4 billion. In an effort to provide clear and transparent disclosure regarding your credit risk and address the differences between the amounts disclosed throughout the filing please address the following:

•
Revise your future filings to ensure that amounts presented in your credit quality disclosure in Note 8 are reconcilable to the Consolidated Balance Sheet. For example, provide subtotals for on-balance sheet loans held and loans held in trusts or provide separate credit quality disclosures for on-balance sheet loans and loans underlying LTSPCs and Farmer Mac I Guaranteed Securities.

•	Disclose in a table the carrying amount of loans and loans held in trusts for the last two years by portfolio segment, as described on page 112, and by class of financing receivable.

•
Reconcile the differences in on-balance sheet loans and loans held in trust on page 10 with the amount presented on the face of the financial statements, and include a footnote to the table on page 10 describing any differences.

•	Reconcile for us the tabular disclosure on page 10 with the credit quality table presented on page 138 and clarify the differences in your future filings.

Response:

Farmer Mac provides credit quality disclosures for the Farmer Mac I portfolio, including both on-balance sheet and off-balance sheet program assets but excluding AgVantage securities. The amounts in these disclosures are based on unpaid principal balance. The rationale for excluding AgVantage securities and Farmer Mac II and Rural Utilities program assets is discussed in the allowance for losses footnote in Farmer Mac's periodic filings. The following tables (1) aggregate the individual amounts reported for the Farmer Mac I portfolio in the tabular disclosures of Farmer Mac's outstanding program volume (page 71 of the Third Quarter 2012 10-Q and page 10 of the 2011 10-K) to derive the total amounts reported in Farmer Mac's credit quality disclosures and (2) reconcile the amounts reported for loans and loans held in consolidated trusts per the outstanding program volume tables to the consolidated balance sheets as of September 30, 2012 and December 31, 2011.

	As of
	September 30, 2012	December 31, 2011
	(in thousands)
Farmer Mac I:
On-Balance Sheet
Loans	$1,382,273	$1,251,370
Loans held in trusts:
Beneficial interests owned by Farmer Mac	40	181
Beneficial interests owned by third party investors	163,088	696,554
Off-Balance Sheet
LTSPCs	1,881,836	1,776,051
Farmer Mac Guaranteed Securities	975,720	621,871
Sub-total	$4,402,957	$4,346,027
REO (1)	—	3,136
Total amounts reported per credit quality disclosures	$4,402,957	$4,349,163

(1) Amount per the consolidated balance sheet. As previously disclosed, Farmer Mac removed REO from its credit quality disclosures effective first quarter 2012.

	As of
	September 30, 2012	December 31, 2011
	(in thousands)
Loans Held:
Farmer Mac I	$1,382,273	$1,251,370
Rural Utilities	606,459	529,227
Sub-total	$1,988,732	$1,780,597
Unamortized premiums	1,546	2,161
Total loans held	$1,990,278	$1,782,758

Per the Consolidated Balance Sheets
Loans held for sale	$622,330	$541,447
Loans held for investment	1,367,948	1,241,311
Total loans held	$1,990,278	$1,782,758

Loans Held in Consolidated Trusts:
Farmer Mac I:
Beneficial interests owned by Farmer Mac	$40	$181
Beneficial interests owned by third party investors	163,088	696,554
Rural Utilities:
Beneficial interests owned by Farmer Mac	368,848	386,800
Sub-total	$531,976	$1,083,535
Unamortized premiums	36,331	38,024
Total Loans held for investment in consolidated trusts	$568,307	$1,121,559

Per the Consolidated Balance Sheets
Loans held for investment in consolidated trusts	$568,307	$1,121,559

In its future filings, Farmer Mac will revise its credit quality disclosures to segregate on-balance sheet and off-balance sheet amounts by class of financing receivable substantially as presented below. Additionally, Farmer Mac will add a footnote to its tabular disclosures of outstanding program volume that states: "Amounts may differ from reported amounts on the consolidated balance sheets due to unamortized premiums and discounts and unrealized fair value adjustments on available-for-sale and trading securities and loans held for sale."

	Allowance for Losses and Concentration of Credit Risk
	September 30, 2012
	Farmer Mac I
	Crops	Permanent Plantings	Livestock	Part-time Farm	AgStorage and Processing (including ethanol facilities)	Other	Total
	(in thousands)
Ending balance:
Collectively evaluated for impairment:
On-balance sheet	$866,364	$237,028	$263,350	$51,691	$44,321	$—	$1,462,754
Off-balance sheet	1,059,145	558,488	906,093	146,484	149,448	12,041	2,831,699
Total	$1,925,509	$795,516	$1,169,443	$198,175	$193,769	$12,041	$4,294,453

Individually evaluated for impairment:
On-balance sheet	$25,785	$34,863	$8,870	$13,129	$—	$—	$82,647
Off-balance sheet	6,001	3,076	8,164	3,262	4,337	1,017	25,857
Total	$31,786	$37,939	$17,034	$16,391	$4,337	$1,017	$108,504

Total Farmer Mac I loans
On-balance sheet	$892,149	$271,891	$272,220	$64,820	$44,321	$—	$1,545,401
Off-balance sheet	1,065,146	561,564	914,257	149,746	153,785	13,058	2,857,556
Total	$1,957,295	$833,455	$1,186,477	$214,566	$198,106	$13,058	$4,402,957

Allowance for losses:
Collectively evaluated for impairment:
On-balance sheet	$1,206	$417	$460	$48	$2,292	$—	$4,423
Off-balance sheet	420	226	671	59	3,971	5	5,352
Total	$1,626	$643	$1,131	$107	$6,263	$5	$9,775

Individually evaluated for impairment:
On-balance sheet	$2,305	$1,646	$185	$491	$—	$—	$4,627
Off-balance sheet	45	34	26	78	3,200	1	3,384
Total	$2,350	$1,680	$211	$569	$3,200	$1	$8,011

Total Farmer Mac I loans
On-balance sheet	$3,511	$2,063	$645	$539	$2,292	$—	$9,050
Off-balance sheet	465	260	697	137	7,171	6	8,736
Total	$3,976	$2,323	$1,342	$676	$9,463	$6	$17,786

	Allowance for Losses and Concentration of Credit Risk
	December 31, 2011
	Farmer Mac I
	Crops	Permanent Plantings	Livestock	Part-time Farm	AgStorage and Processing (including ethanol facilities)	Other	Total
	(in thousands)
Ending balance:
Collectively evaluated for impairment:
On-balance sheet	$902,236	$454,341	$410,635	$72,557	$56,282	$1,722	$1,897,773
Off-balance sheet	933,203	341,759	802,592	160,050	111,568	14,192	2,363,364
Total	$1,835,439	$796,100	$1,213,227	$232,607	$167,850	$15,914	$4,261,137

Individually evaluated for impairment:
On-balance sheet	$13,437	$24,350	$6,513	$9,168	$—	$—	$53,468
Off-balance sheet	16,083	3,895	4,371	3,345	5,842	1,022	34,558
Total	$29,520	$28,245	$10,884	$12,513	$5,842	$1,022	$88,026

Total Farmer Mac I loans
On-balance sheet	$915,673	$478,691	$417,148	$81,725	$56,282	$1,722	$1,951,241
Off-balance sheet	949,286	345,654	806,963	163,395	117,410	15,214	2,397,922
Total	$1,864,959	$824,345	$1,224,111	$245,120	$173,692	$16,936	$4,349,163

Allowance for losses:
Collectively evaluated for impairment:
On-balance sheet	$1,278	$630	$724	$90	$2,393	$—	$5,115
Off-balance sheet	445	145	566	82	3,863	4	5,105
Total	$1,723	$775	$1,290	$172	$6,256	$4	$10,220

Individually evaluated for impairment:
On-balance sheet	$2,118	$2,318	$397	$213	$—	$—	$5,046
Off-balance sheet	292	6	10	92	1,850	—	2,250
Total	$2,410	$2,324	$407	$305	$1,850	$—	$7,296

Total Farmer Mac I loans
On-balance sheet	$3,396	$2,948	$1,121	$303	$2,393	$—	$10,161
Off-balance sheet	737	151	576	174	5,713	4	7,355
Total	$4,133	$3,099	$1,697	$477	$8,106	$4	$17,516

	Allowance for Losses and Concentration of Credit Risk
	Credit Quality Indicators
	September 30, 2012
	Farmer Mac I
	Crops	Permanent Plantings	Livestock	Part-time Farm	AgStorage and Processing (including ethanol facilities)	Other	Total
	(in thousands)
Credit risk profile by internally assigned grade
UPB

On-balance sheet:
Acceptable	$851,117	$227,376	$250,582	$49,750	$12,215	$—	$1,391,040
Other assets especially mentioned	15,466	9,721	12,768	2,209	20,358	—	60,522
Substandard	25,566	34,793	8,870	12,861	11,749	—	93,839
Total on-balance sheet	$892,149	$271,890	$272,220	$64,820	$44,322	$—	$1,545,401

Off-balance sheet:
Acceptable	$1,030,289	$536,721	$833,695	$138,695	$118,687	$11,319	$2,669,406
Other assets especially mentioned	18,652	6,304	32,390	4,032	24,396	599	86,373
Substandard	16,205	18,540	48,172	7,019	10,701	1,140	101,777
Total off-balance sheet	$1,065,146	$561,565	$914,257	$149,746	$153,784	$13,058	$2,857,556

Total ending balance:
Acceptable	$1,881,406	$764,097	$1,084,277	$188,445	$130,902	$11,319	$4,060,446
Other assets especially mentioned	34,118	16,025	45,158	6,241	44,754	599	146,895
Substandard	41,771	53,333	57,042	19,880	22,450	1,140	195,616
Total	$1,957,295	$833,455	$1,186,477	$214,566	$198,106	$13,058	$4,402,957

	Farmer Mac I
	Crops	Permanent Plantings	Livestock	Part-time Farm	AgStorage and Processing (including ethanol facilities)	Other	Total
	(in thousands)
Commodity Analysis of Past Due Loans
UPB
90 days or more past due:

On-balance sheet	$10,684	$11,739	$1,792	$4,905	$—	$—	$29,120
Off-balance sheet	2,730	122	3,107	1,220	4,498	—	11,677
Total	$13,414	$11,861	$4,899	$6,125	$4,498	$—	$40,797

	Allowance for Losses and Concentration of Credit Risk
	Credit Quality Indicators
	December 31, 2011
	Farmer Mac I
	Crops	Permanent Plantings	Livestock	Part-time Farm	AgStorage and Processing (including ethanol facilities)	Other	Total
	(in thousands)
Credit risk profile by internally assigned grade
UPB

On-balance sheet:
Acceptable	$861,161	$423,067	$363,202	$67,702	$24,133	$1,718	$1,740,983
Other assets especially mentioned	34,951	17,926	31,304	2,531	21,278	—	107,990
Substandard	19,563	37,698	22,644	11,492	10,871	—	102,268
Total on-balance sheet	$915,675	$478,691	$417,150	$81,725	$56,282	$1,718	$1,951,241

Off-balance sheet:
Acceptable	$908,607	$325,491	$733,982	$147,823	$72,399	$13,440	$2,201,742
Other assets especially mentioned	25,125	2,516	43,655	4,572	24,395	641	100,904
Substandard	15,552	17,647	29,324	11,000	20,616	1,137	95,276
Total off-balance sheet	$949,284	$345,654	$806,961	$163,395	$117,410	$15,218	$2,397,922

Total ending balance:
Acceptable	$1,769,768	$748,558	$1,097,184	$215,525	$96,532	$15,158	$3,942,725
Other assets especially mentioned	60,076	20,442	74,959	7,103	45,673	641	208,894
Substandard	35,115	55,345	51,968	22,492	31,487	1,137	197,544
Total	$1,864,959	$824,345	$1,224,111	$245,120	$173,692	$16,936	$4,349,163

	Farmer Mac I
	Crops	Permanent Plantings	Livestock	Part-time Farm	AgStorage and Processing (including ethanol facilities)	Other	Total
	(in thousands)
Commodity Analysis of Past Due Loans
UPB
90 days or more past due:

On-balance sheet	$7,125	$18,456	$2,474	$5,188	$—	$—	$33,243
Off-balance sheet	4,480	771	1	2,127	—	—	7,379
Total	$11,605	$19,227	$2,475	$7,315	$—	$—	$40,622

20.
We note your disclosure on page 140 that the recorded investment of loans on nonaccrual status is $45.4 million, and we note your definition of nonaccrual loans on page 111. We also note that your on-balance sheet loans that are over 90 days delinquent disclosed on page 131 total $33.2 million. Please reconcile the difference in these amounts for us, and revise your future filings to clarify the differences.

Response:

When a loan becomes 90 days past due, interest accrual on the loan is discontinued and interest previously accrued is reversed against interest income in the current period. The interest on such loans is accounted for on the cash basis until a loan qualifies for return to accrual status. Loans are returned to accrual status when all the principal and interest payments contractually due are collected and certain performance criteria are met. Farmer Mac's policy generally requires the following performance conditions to be met before a loan is returned to accrual status:

•	for annual pay loans - the loan has been paid current and the borrower also makes the next payment timely;

•	for semi-annual pay loans - the loan has been paid current and the borrower makes the next two payments timely;

•	for quarterly pay loans - the loan has been paid current and the borrower makes the next three payments timely; or

•	for monthly pay loans - the loan has been paid current and the borrower makes the next six payments timely.

The difference between the amounts of on-balance sheet 90-day delinquent loans and nonaccrual loans relates to loans that have made or are making payments that bring the loan less than 90 days delinquent, but for which the performance criteria for returning to accrual status have not been met.

In future filings, Farmer Mac will include a footnote to the nonaccrual loans disclosure that states: "Includes $12.1 million of loans that are less than 90 days delinquent but which have not met Farmer Mac's performance criteria for returning to accrual status."

Definitive Proxy Statement on Schedule 14A ("2012 Proxy Statement")

Total Compensation Elements, page 23

21.
We note your disclosure on page 22 that you position target compensation consistent with the market median (50th percentile) of your peers and that you may adjust target pay levels based on a variety of other factors. Please provide proposed disclosure to be included in future filings describing how total compensation and each element of compensation compare to the market median for each named executive officer. Please also identify the other factors considered by your Compensation Committee when adjusting target pay levels for total compensation and for each element of compensation and describe how your committee considered those factors in setting target pay levels.

Response:

In response to the Staff's comment, Farmer Mac proposes to add a new disclosure substantially as set forth below in the "Total Compensation Elements" section of its future Definitive Proxy Statements related to target compensation. The following proposed disclosure is written as if it were included in the 2012 Proxy Statement relating to compensation decisions for the year ended December 31, 2011. Comparable disclosures made in future Definitive Proxy Statements will be revised to reflect any changes made to compensation philosophy related to the positioning of target compensation and the factors considered when adjusting target pay levels. It should be noted that Farmer Mac's Board Compensation Committee hired a new compensation consultant in June 2012 and recently approved a new peer group for purposes of determining executive compensation for 2013.

Proposed Disclosure

The Committee positioned 2011 target total direct compensation with the market median (50th percentile) of the peer group established by the Committee, with an opportunity for greater compensation if merited by performance, expertise, experience and/or tenure. In determining the targets for each element of compensation, the Committee's philosophy for Farmer Mac's 2011 executive compensation program was to set base salaries that were generally lower than market coupled with short-term and long-term incentive targets that were at or above market to provide greater upside potential in incentives for strong performance. This resulted in an overall compensation package that was generally targeted at the market median for total compensation, with a significant amount of compensation being linked to an executive's contribution to Farmer Mac's success and to the achievement of pre-established performance goals. The Committee believes this is consistent with its philosophy of promoting a performance-oriented, results-based culture where compensation varies based on business results achieved and is properly aligned with an acceptable risk profile and stockholder returns.

In April 2011, the Committee approved the target compensation levels for Farmer Mac's named executive officers set forth in the table below. In determining the target compensation levels, the Committee considered the market median for total compensation for each position in relation to each individual's performance, competencies, skills, contribution to the Corporation's performance, tenure at Farmer Mac, future potential, scope of responsibility and accountability within Farmer Mac, ethics and integrity, other leadership attributes and accomplishments, and job responsibilities compared to the comparable position in the peer group.

2011 Target Compensation Levels

Name	Base Salary	Target Bonus	Target Total Cash Compensation (1)	Target Long-Term Incentive Value	Target Total Direct Compensation (2)
Michael A. Gerber	$567,000	100% of base salary	$1,134,000	$558,000	$1,692,000
Tom D. Stenson	$396,000	60% of base salary	$634,000	$331,000	$965,000
Timothy L. Buzby	$351,000	50% of base salary	$527,000	$246,000	$773,000
Jerome G. Oslick	$305,000	55% of base salary	$473,000	$171,000	$644,000

(1)	Target total cash compensation equals approved base salary plus target bonus.

(2)	Target total direct compensation equals target total cash compensation plus the target long-term incentive value.

On average, 2011 base salaries were set between the peer group market 25th and 50th percentiles, target total cash compensation for 2011 was positioned between the peer group market 50th and 75th percentiles, and target total direct compensation for 2011 was positioned within the competitive range (plus or minus 15 percent) of the peer group median. The target total direct compensation for both Messrs. Gerber and Oslick was below the market median but within the competitive range. The target total direct compensation for both Messrs. Stenson and Buzby was above the competitive range of the market median but significantly below the 75th percentile of market. Those targets were set in recognition of the additional responsibilities included in the Farmer Mac officer's job description compared to the applicable officers of the members of the peer group (chief marketing officer function for Mr. Stenson and treasurer function for Mr. Buzby), as well as Messrs. Stenson and Buzby's long tenures with Farmer Mac and their strong performances in helping Farmer Mac achieve the goals established by its Board of Directors.

Annual Cash Incentive Compensation, page 24

22.	Please expand your disclosure in this section to address the following:

•
Clarify the target incentive payment for each of your named executive officers (e.g., the percentage of total base salary) and describe the factors considered by your Compensation Committee when determining the target incentive amount.

Response:

Farmer Mac addressed the comment related to the target incentive payment for named executive officers in the response to the Staff's comment 21 above. It should also be noted that the target annual incentive award (as a dollar amount instead of percentage of base salary) for each named executive officer was disclosed on page 31 of the 2012 Proxy Statement in the "Grants of Plan-Based Awards" table.

•	Describe the factors considered by your Compensation Committee when determining how to weight the performance goals for the year.

Response:

In response to the Staff's comment, Farmer Mac proposes to expand the disclosure in the "Annual Cash Incentive Compensation" subsection of its future Definitive Proxy Statements related to the factors considered when determining how to weight the performance goals for the year. The following proposed disclosure is written as if it were included in the 2012 Proxy Statement relating to compensation decisions for the year ended December 31, 2011.

Proposed Disclosure

Annual cash incentive compensation is provided as a means of motivating and rewarding performance by a named executive officer. This performance is measured by comparing the Corporation's results against specified short-term goals established by the Committee and the Board. In determining the performance goals and weightings for the year, the Committee considers competitive practices for incentive design and seeks to incent prudent risk-taking within Board-established parameters by balancing growth in program assets and earnings with risk management objectives. Consistent with this philosophy, the Committee chose performance goals and weightings for 2011 that it believed struck the appropriate balance among the corporate goals of earnings (30% weight), business volume (30% weight), and asset quality (two separate measures totaling a 30% weight), as well as an individual's leadership and strategic performance (10% weight). Achievement against each of these goals is measured at year-end. These goals most closely represent the business strategies and objectives established by the Board and management in Farmer Mac's business plan for 2011 and seek to reward responsible growth by balancing the need for growth in program assets and earnings, disciplined underwriting, and continued financial stability with enhancement of stockholder value. Also, as described in more detail below, the Corporation must achieve certain pre-set financial and business thresholds before any annual cash incentive compensation can be paid.

•	Describe the leadership and strategic performance target set for each of your named executive officers and clarify the level of achievement of each of your named executive officers.

Response:

In response to the Staff's comment, Farmer Mac proposes to expand the disclosure in the "Annual Cash Incentive Compensation" subsection of its future Definitive Proxy Statements to describe the leadership and strategic performance target set for named executive officers and to clarify the level of achievement of each named executive officer. The proposed disclosure and table below are written as if they were included in the 2012 Proxy Statement relating to compensation decisions for the year ended December 31, 2011.

Proposed Disclosure

For 2011, each individual earned the percentages of the components of his targeted incentive compensation as described in the table below. Ninety percent of each individual's incentive compensation was based on the Corporation's attainment of the specified measures, which was the same for all named executive officers. The remaining ten percent of an individual's incentive compensation was based on the Committee's qualitative evaluation of the achievements toward the strategic initiatives of Farmer Mac by each of the named executive officers and the named executive officers as a group, resulting in a different score for the CEO compared to the other named executive officers. Some of the factors considered by the Committee in its qualitative evaluation of each named executive officer were an individual's professional skills, leadership, responsibility, work organization, initiative, creativity, dedication, resourcefulness, and level of contribution to the attainment of business plan objectives.

Measure	Weight	Threshold (Pays 50%)	Target (Pays 100%)	Maximum (Pays 200%)	Result
Earnings	30%	$31.1 million	$32.5 million	$34.0 million	$41.3 million Paid 60%
Net Program Volume	30%	$12.8 billion	$13.4 billion	$14.0 billion	$11.9 billion Paid 0%
Adversely Classified Assets/ Regulatory Capital	15%	100%	60%	40%	40.1% Paid 29.93%
Net Charge-offs	15%	0.12% $14.7 million	0.08% $9.8 million	0.05% $6.1 million	0.0% $200,000 Paid 30%
Leadership and Strategic Performance	10%				Paid 7.5% to CEO Michael Gerber Paid 15% to three non-CEO named executive officers
Total	100%				Paid 127.43% of target to CEO Michael Gerber Paid 134.93% of target to three non-CEO named executive officers

Form 10-Q for Fiscal Quarter Ended September 30, 2012 ("Third Quarter 2012 10-Q")

Item 1. Consolidated Financial Statements, page 3

Notes to Consolidated Financial Statements, page 8

Note 3. Farmer Mac Guaranteed Securities and USDA Guaranteed Securities, page 20

23.
We note the fair value of your Farmer Mac II securities as of September 30, 2012 and December 31, 2011 was $30.0 million and $35.6 million. We also note that the combined AFS and Trading USDA Guaranteed Securities total $1.6 billion and $1.5 billion as of these same periods. Please reconcile for us the difference between these amounts and your tabular disclosure for on-balance sheet securities on page 71 and page 10 of the December 31, 2011 Form 10-K. In your future filings please clarify the difference in a footnote to the table on page 71.

Response:

The following table reconciles the amounts reported for Farmer Mac II securities in the tabular disclosures of outstanding program volume on page 71 of the Third Quarter 2012 10-Q and page 10 of the 2011 10-K to the fair value amounts reported in the Farmer Mac Guaranteed Securities and USDA Guaranteed Securities footnote on page 20. In future filings, Farmer Mac will add a footnote to its tabular disclosures of outstanding program volume that states: "Amounts may differ from reported amounts on the consolidated balance sheets due to unamortized premium and discount and unrealized fair value adjustments on available-for-sale and trading securities and loans held for sale."

	September 30, 2012			December 31, 2011
	Farmer Mac II Guaranteed Securities	USDA Guaranteed Securities	Total	Farmer Mac II Guaranteed Securities	USDA Guaranteed Securities	Total
	(in thousands)
Farmer Mac II securities
On-balance sheet:
Unpaid principal balance	$28,957	$1,536,974	$1,565,931	$35,410	$1,435,679	$1,471,089
Unamortized (discount)/premium	(615)	18,220	17,605	(718)	21,970	21,252
Amortized cost	28,342	1,555,194	1,583,536	34,692	1,457,649	1,492,341

Net unrealized gain	1,633	35,434	37,067	907	34,256	35,163
Fair value	$29,975	$1,590,628	$1,620,603	$35,599	$1,491,905	$1,527,504

Note 8. Fair Value Disclosures, page 37

Disclosures on Fair Value of Financial Instruments, page 49

24.
Please revise your future filings to expand your discussion of the fair value techniques, including the methods and significant assumptions used to estimate the fair value, to be more consistent with your discussion on fair value techniques beginning on page 37, for those financial instruments not already addressed there in accordance with ASC 825-10-50-10.

Response:

In consideration of the Staff's comments, Farmer Mac will revise its disclosure related to the fair value of financial instruments to include additional information and be more consistent with its other fair value disclosures. The paragraph that follows presents Farmer Mac's proposed disclosure for future filings.

Proposed Disclosure

The carrying value of cash and cash equivalents is a reasonable estimate of their approximate fair value and is classified as Level 1 within the fair value hierarchy. The fair value techniques and classification within the fair value hierarchy for investment securities, Farmer Mac Guaranteed Securities, USDA Guaranteed Securities and financial derivatives are described above under "Recurring Fair Value Measurements and Classification." For purposes of the table above, Farmer Mac internally models the fair value of its loan portfolio, including loans held for sale, loans held for investment and loans held for investment in consolidated trusts, by discounting the projected cash flows of these instruments at projected interest rates. The fair values are based on the present value of expected cash flows using management's best estimate of certain key assumptions, which include prepayment speeds, forward yield curves and discount rates commensurate with the risks involved. These fair value measurements do not take into consideration the fair value of the underlying property and are classified as Level 3 within the fair value hierarchy. The fair value of the guarantee fees receivable/obligation and debt securities of consolidated trusts are estimated based on the present value of expected future cash flows of the underlying mortgage assets using management's best estimate of certain key assumptions, which include prepayments speeds, forward yield curves, and discount rates commensurate with the risks involved and are classified as Level 3 within the fair value hierarchy. Notes payable are valued by discounting the expected cash flows of these instruments using a yield curve derived from market prices observed for similar agency securities and are also classified as Level 3 within the fair value hierarchy. Because the cash flows of Farmer Mac's financial instruments may be interest rate path dependent, estimated fair values and projected discount rates are derived using a Monte Carlo simulation model. Different market assumptions and estimation methodologies could significantly affect estimated fair value amounts.

* * * * * * * * * * *

As requested by the Staff, Farmer Mac acknowledges that:

•	Farmer Mac is responsible for the adequacy and accuracy of the disclosure in the 2011 10-K, 2012 Proxy Statement and Third Quarter 2012 10-Q;

•
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2011 10-K, 2012 Proxy Statement and Third Quarter 2012 10-Q; and

•	Farmer Mac may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, do not hesitate to contact me at (202) 872-5556.

Sincerely,
Stephen P. Mullery
Senior Vice President - General Counsel

cc:	Michael Seaman, SEC Division of Corporation Finance
Aslynn Hogue, SEC Division of Corporation Finance
Michelle Miller, SEC Staff Accountant
Lindsay McCord, SEC Staff Accountant
Carla A. Leibold, Principal Accounting Officer and
Vice President - Controller of Farmer Mac
Abigail Arms, Esq., Shearman & Sterling LLP
Lisa Jacobs, Esq., Shearman & Sterling LLP
Richard Bennett, PricewaterhouseCoopers LLP